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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



                                 (CHECK ONE):

           [X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K
                 [_] Form 10-Q and Form 10-QSB [_] Form N-SAR
                       For Period Ended: March 31, 2001

                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form 20-F
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR
                     For the Transition Period Ended: N/A

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            READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above,
         identify the Item(s) to which the notification relates:   N/A

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant: ESPS, Inc.

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Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 1300 Virginia Drive, Suite 125


City, State and Zip Code: Ft. Washington, PA 19034

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-KSB or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

  Due to the Company's late closing of its March 31, 2001 financial records, the Company's auditors, Ernst & Young LLP, have informed the Company that there is insufficient time to perform required audit steps and accomplish adequate review and quality control prior to June 29, 2001, the statutory filing due date for the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001. As a result, Ernst & Young LLP, will not have sufficient time to complete their audit and issue their report for the fiscal year ended March 31, 2001 prior to June 29, 2001 without unreasonable effort and expense (Exhibit A attached).

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




    Christopher Meshginpoosh          (215)           619-6000
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    (Name)                            (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to decreases in customer demand for software licenses as well as increases in the Company's infrastructure during the fiscal year ended March 31, 2001, it is anticipated that the net loss for the fiscal year ended March 31, 2001 will be $0.39 per diluted share.

                                      -3-


                                  ESPS, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001      By:  /s/ R. Richard Dool
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                        Name:  R. Richard Dool
                        Title: President and Chief Executive Officer

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                                   EXHIBIT A


                                    [LOGO]

Mr. R. Richard Dool                            Ernst & Young LLP
President and Chief Executive Officer          Two Commerce Square
ESPS, Inc.                                     Suite 400
1300 Virginia Drive, Suite 125                 Philadelphia, PA 19103
Ft. Washington, PA 19034                       Tel 215-448-5000

June 29, 2001


Dear Mr. Dool:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of the ESPS, Inc.'s inability to timely file its annual report on Form 10-K for the fiscal year ended March 31, 2000, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your fiscal year 2001 annual report to the Commission, without unreasonable effort or expense.

Due to the ESPS' late closing of its March 31, 2001 financial records, there is insufficient time to perform required audit steps and accomplish adequate review and quality control prior to June 29, 2001, the statutory filing due date for ESPS' Annual Report on Form 10-K for the fiscal year ended March 31, 2001. You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.


Very truly yours,

/s/ Ernst & Young LLP

Ernst & Young LLP